 Exhibit 99.1

Ruhnn Announces Completion of Going Private Transaction

HANGZHOU, China, April 20, 2021 (PR Newswire) – Ruhnn Holding Limited (“ruhnn” or the “Company”) (NASDAQ: RUHN), a leading internet key opinion leader (“KOL”) facilitator in China, today announced the completion of its merger (the “Merger”) with RUNION Mergersub Limited (“Merger Sub”), a wholly owned subsidiary of RUNION Holding Limited (“Parent”), pursuant to the previously announced agreement and plan of merger dated as of February 3, 2021 (the “Merger Agreement”), by and among the Company, Parent and Merger Sub. As a result of the Merger, the Company ceased to be a publicly traded company and became a wholly owned subsidiary of Parent.

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each American depository share of the Company (each, an “ADS”), representing five Class A ordinary shares of the Company, issued and outstanding immediately prior to the Effective Time, together with the underlying Shares represented by such ADSs, was cancelled in exchange for the right to receive US$3.50 in cash per ADS without interest (less US$0.05 per ADS cancellation fees, US$0.05 per ADS distribution fees and other fees as applicable), and each Class A ordinary share of the Company and each Class B ordinary share of the Company (collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares (as defined in the Merger Agreement), the Dissenting Shares (as defined in the Merger Agreement) and Shares represented by ADSs, was cancelled and ceased to exist, in exchange for the right to receive US$0.70 in cash per Share without interest.

Pursuant to the Merger Agreement, at the Effective Time, each option to purchase Shares granted under the Company’s 2019 equity incentive plan adopted by the Company in March 2019 in accordance with its terms (each, a “Company Option”) that is vested, outstanding and unexercised immediately prior to the Effective Time, was cancelled and, without any action by the holder of such Company Option, automatically and immediately converted into the right to receive in exchange therefor an amount of cash equal to (i) the excess, if any, of US$0.70 over the exercise price per Share underlying such Company Option (the “Exercise Price”), multiplied by (ii) the number of Shares underlying such Company Option; provided that if the Exercise Price of any such Company Option is equal to or greater than US$0.70, such Company Option has been cancelled without any payment therefor; and each Company Option unvested or otherwise not exercisable immediately prior to the Effective Time was cancelled without any consideration.

The Company has requested that trading of its ADSs on the Nasdaq Global Select Market (“Nasdaq”) be suspended as of the close of trading on April 20, 2021 (New York time). The Company has also requested that Nasdaq file a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of the Company’s ADSs on Nasdaq and the deregistration of the Company’s registered securities. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC in ten days following the filing of the Form 25. The deregistration will become effective 90 days after the filing of the Form 15 or such shorter period as may be determined by the SEC. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from ruhnn’s management as well as ruhnn’s strategic and operational plans contain forward-looking statements. Ruhnn may also make written or oral forward-looking statements in its periodic reports to the SEC on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ruhnn’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement filed by the Company; the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; trends in the internet KOL facilitator industry in China and globally; competition in the Company’s industry; fluctuations in general economic and business conditions in China; and the regulatory environment in which the Company operates.

Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release is as of the date of this press release, and ruhnn does not undertake any obligation to update any forward-looking statements, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Ruhnn Holding Limited

Jacky Jinbo Wang

Chief Financial Officer

Tel: +86-571-2825-6700

E-mail: ir@ruhnn.com